SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For June 11, 2002


                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F [X]                   Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes [ ]                         No [X]

             BONSO ELECTRONICS REPORTS GAINS IN REVENUE AND EARNINGS
                      FOR FISCAL YEAR ENDED MARCH 31, 2002

     HONG KONG, June 11, 2002- Bonso Electronics International, Inc. (NASDAQ:
BNSO) today reported a 80% increase in revenues and a 13% improvement in net income for the fiscal year ended March 31, 2002.

     Revenues increased 80 percent to $53,303,000 over $29,567,000 from the prior year. Income from operations was $2,714,000, an increase of 56 percent compared to income from operations of $1,742,000, for the prior fiscal year.

     Quarterly revenues for the quarter ended March 31, 2002, jumped 60 percent to $12,084,000 over last year's revenues of $7,548,000. Income from operations for the quarter ended March 31, 2002, was $472,000, an increase of 144 percent compared to a loss from operations of $1,067,000 for the comparable period in the prior fiscal year.

     Net income for the fiscal year ended March 31, 2002 was $1,806,000, or $0.32 per share, compared to $1,604,000, or $0.29 for the prior fiscal year. For the three months ended March 31, 2002, net income of $303,000 or $0.05 per share, compares to net loss of $1,159,000, or $0.21 loss per share for the comparable period in the prior fiscal year.

     "While we still have considerable room for improvement in bringing more of our revenue grown to the bottom line, Bonso can claim a number of achievements in fiscal 2002 in the areas of sales growth, acquisitions, cash flow management, increasing shareholders' equity and rewarding our shareholders with the payment of a dividend for the second year in a row," said Anthony So, Bonso Chairman, CEO and President. "In a year of worldwide economic contraction, we have more than held our position in the electronics contract manufacturing industry, while diversifying into distribution of our own product brands."

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

     FINANCIAL SUMMARY

                                                 Unaudited              Audited
                                                      2002                 2001

     Revenues ($M)                                  53.303               29.567
     Gross Profit ($M)                              13.111                7.167
     Income from operations ($M)                     2.714                1.742
     Net Income ($M)                                 1.806                1.604
     EPS ($)                                         0.32                 0.29
     Weighted Avg. Shares Outstanding (M)            5.587                5.565



                                                 Unaudited            Unaudited
                                                  3 months             3 months
                                        Ended Mar 31, 2002   Ended Mar 31, 2001

     Sales ($M)                                     12.084                7.548
     Gross Profit ($M)                               4.121                0.529
     Income from operations ($M)                     0.472               (1.067)
     Net Income ($M)                                 0.303               (1.159)
     EPS ($)                                         0.05                (0.21)
     Weighted Avg. Shares Outstanding (M)            5.587                5.565


Contact:
Bonso Electronics International Inc.
USA Contact:
George O'Leary: 949-760-9611
                949-760-9607 FAX
Or
Hong Kong Contact:
Cathy Pang:     011-852-2605-5822
                011-852-2691-1724 FAX

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: June 21, 2002                      By: /s/ Henry F. Schlueter
-------------------                      --------------------------
                                         Henry F. Schlueter, Assistant Secretary